September 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ameen Hamady
Kevin Kuhar
Deanna Virginio
Dorrie Yale

Re: PMV Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-248627

Acceleration Request

Requested Date: Thursday, September 24, 2020

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of PMV Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective time of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on September 24, 2020, or at such later time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 2965 copies of the preliminary prospectus included in the above-named Registration Statement, as amended, were distributed during the period from September 21, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC.

By:	/s/ Elizabeth Wood
Authorized Signatory

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Authorized Signatory

COWEN AND COMPANY, LLC

By:	/s/ Mariel A. Healy
Authorized Signatory

EVERCORE GROUP L.L.C.

By:	/s/ Bernhard Sakmann
Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]